UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 000-52786

ZHAOHENG HYDROPOWER LIMITED

F/19, Unit A, JinFengCheng Building
5015 Shennan East Road
Shenzhen, China 518015

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

IMPORTANT NOTICES

As used in this Current Report of Foreign Private Issuer on Form 6-K and unless otherwise indicated, the terms “the Company” refer to Zhaoheng Hydropower Limited, a British Virgin Islands corporation.  References to “China” mean the “People’s Republic of China”.

This Current Report, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding the strategy, future operations, future financial position, prospects, plans and objectives of management of the Company, as well as statements, other than statements of historical facts, regarding the hydropower industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the Company. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the hydropower business in China; fluctuations in customer demand; management of rapid growth; changes in government policy; China’s overall economic conditions and local market economic conditions; the Company’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the Company. The Company does not assume any obligation to update any forward-looking statements.

The information in this Current Report, including all exhibits, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Entry into a Material Definitive Agreement

General

On December 10, 2009, the Company’s subsidiary, Shenzhen Zhaoheng entered into an equity transfer agreement (the “Baishuiquan Equity Transfer Agreement”) with Yu Yiting and Du Lian, pursuant to which Shenzhen Zhaoheng agreed to acquire 100% of the equity interest in Guizhou Dejiang County Baishuiquan Power Generation Co., Ltd. (“Baishuiquan”), a company engaged in the operation and development of Baishuiquan Hydropower Station, from Yu Yiting and Du Lian.

Baishuiquan Equity Transfer Agreement

The following is a summary of the material terms of the Baishuiquan Equity Transfer Agreement.

The Baishuiquan Equity Transfer Agreement was entered into by and among Shenzhen Zhaoheng, Yu Yiting and Du Lian.

Pursuant to the Baishuiquan Equity Transfer Agreement, Shenzhen Zhaoheng has agreed to pay a total consideration of RMB32.5 million to Yu Yiting and Du Lian in exchange for a 100% equity interest in Baishuiquan (the “Equity Transfer”). Shenzhen Zhaoheng has agreed to pay the total amount of consideration within three days from the date the Equity Transfer is registered with the Administration for Industry and Commerce of Dejiang County. In the event that Shenzhen Zhaoheng fails to pay Yu Yiting and Du Lian the consideration for the Equity Transfer, Shenzhen Zhaoheng shall pay Yu Yiting and Du Lian a penalty at a rate of 0.5% of the overdue balance per day. If the payment is overdue for more than 60 days, Yu Yiting and Du Lian have the right to terminate the Baishuiquan Equity Transfer Agreement.

About Guizhou Dejiang County Baishuiquan Power Generation Co., Ltd.

Baishuiquan owns the Baishuiquan Hydropower Station. The station is located in Dejiang County of the Guizhou Province in China Specifications for the Baishuiquan Hydropower Station consist of two units, a water head of 54 meters, installed capacity of 20MW and a designed annual output capacity of 84.55 million kWh. The current electricity tariff for Baishuiquan Hydropower Station is RMB0.244 per kWh.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZHAOHENG HYDROPOWER LIMITED
(Registrant)

Date December 21, 2009	By	/s/ Guosheng Xu
Name: Guosheng Xu
Title: Chief Executive Officer